SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Foreland Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    345458301
                                 (CUSIP Number)

                                Charlotte Wilson
                      c/o Rothschild Trust Guernsey Limited
                                  P.O. Box 472
                                St. Peter's House
                                   Le Bordage
                                 St. Peter Port
                                    Guernsey
                             Channel Islands GY1 6AX
                                (+44) 1481 707832

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 8, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following: [_]

Check the following box if a fee is being paid with this Statement: [X]

CUSIP NO. 345458301               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS

      Colour Holdings Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey, Channel Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,170,703**
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               NONE
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,170,703**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,170,703**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

** The calculation of the number of shares beneficially owned is based on data contained in the latest available Foreland Corporation Form 10-QSB filing pursuant to the Securities Exchange Act of 1934 and as further detailed in Item 3 and Item 6 of this Schedule.

CUSIP NO. 345458301               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS

      Gray Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey, Channel Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,170,703**
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               NONE
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,170,703**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,170,703**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

** The calculation of the number of shares beneficially owned is based on data contained in the latest available Foreland Corporation Form 10-QSB filing pursuant to the Securities Exchange Act of 1934 and as further detailed in Item 3 and Item 6 of this Schedule.

CUSIP NO. 345458301               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS

      Rothschild Trust Guernsey Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey, Channel Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,170,703**
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               NONE
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,170,703**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,170,703**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

** The calculation of the number of shares beneficially owned is based on data contained in the latest available Foreland Corporation Form 10-QSB filing pursuant to the Securities Exchange Act of 1934 and as further detailed in Item 3 and Item 6 of this Schedule.

Item 1.   Security and Issuer.
          Common Stock, $.001 par value ("Foreland Common")

          Foreland Corporation (the "Company")
          2561 South 1560 West
          Woods Cross, UT 84087

Item 2.   Identity and Background.

     (a) This initial statement on Schedule 13D is filed on behalf of Colour Holdings Limited ("Colour Holdings"); Gray Trust ("Gray Trust"); and Rothschild Trust Guernsey Limited ("Rothschild Trust"), as trustee of the Gray Trust (collectively, the "Reporting Parties"). See attached Exhibit A which is a copy of the agreement in writing of the Reporting Parties to file this statement on behalf of each of them.

     (b) Colour Holdings, a Guernsey corporation(1) and wholly-owned subsidiary of Gray Trust, has its principal office at P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GY1 6AX. Gray Trust,(2) a Guernsey trust, has its principal office at P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey, GY1 6AX.

     (c) Rothschild Trust,(3) the trustee and administrator of Gray Trust, is a corporation formed under the laws of Guernsey, with its principal office at P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey, GY1 6AX.

     (d) Colour Holdings, Gray Trust and Rothschild Trust and their respective executive officers, directors, and trustee, as the case may be, have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Colour Holdings, Gray Trust and Rothschild Trust and their respective executive officers, directors, and trustee, as the case may be, have not, during the five years prior to the date hereof, been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

----------
(1) Please see the attached Exhibit B indicating the executive officers and directors of Colour Holdings and providing information called for by Items 2-6 of this statement as to said executive officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see the attached Exhibit C indicating the executive officers and directors of the trustee and administrator of Gray Trust, Rothschild Trust, and providing information called for by Items 2-6 of this statement as to said executive officers and directors. Exhibit C is herein incorporated by reference.

(3) Please see the attached Exhibit D indicating the executive officers and directors of Rothschild Trust, and providing information called for by Items 2-6 of this statement as to said executive officers and directors. Exhibit D is herein incorporated by reference.

     Pursuant to an agreement (the "Company-Colour Agreement") dated March 8, 2002, executed on May 13, 2002 and made effective as of December 28, 2001 between the Company and Colour Holdings, Colour Holdings acquired, in exchange for agreeing to make up to a maximum of $270,000 in loans and payments to or on behalf of the Company, an option to acquire an indeterminate number of shares of Common Stock representing 34.2% of the Foreland Common and certain oil and gas leases held by the Company, all as more fully described below. The Company-Colour Agreement does not contain an allocation of the purchase price among such securities and assets.

     Pursuant to an agreement (the "Petro Source Agreement") dated as of January 14, 2001 and executed on January 23, 2002, but effective as of December 29, 2001, between the Company and Petro Source Investments, Inc. (together with its affiliates, "Petro Source"), Colour Holdings acquired 863,602 shares of Foreland Common and a promissory note of the Company in the original principal amount of $600,000 (the "Note") from Petro Source for $40,000. The Petro Source Agreement does not contain an allocation of the purchase price among such securities.

     The source of the portion of the above purchase prices that have already been paid has been, and the source of all future payments will be, Colour Holdings' working capital.

Item 4. Purpose of Transaction.

     Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the above date, Rothschild Trust, through acquisitions by Gray Trust and its wholly-owned subsidiary, Colour Holdings, beneficially owned 6,170,703 shares, or 39.8%, of the Foreland Common.

     (b) Each of Colour Holdings, Gray Trust and Rothschild Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

     (c) During the sixty days preceding the filing of this statement, none of the Reporting Parties acquired shares of the Company in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Pursuant to the Company-Colour Agreement,(4) the Company conveyed and granted to Colour Holdings certain lease assets in consideration for the commitment of Colour Holdings to make certain loans and payments to or for the benefit of the Company, as more fully set forth in the Company-Colour Agreement. Under the Company-Colour Agreement, Colour Holdings has the option (the "Colour Holdings Option"), exercisable by written notice to the Company at any time on or before midnight, December 31, 2002, to reconvey the lease assets to the Company in exchange for the issuance by the Company to Colour Holdings of a number of shares of the Company's common stock such that Colour Holdings shall, following such issuance, hold a number of shares in the Company equal to 34.2% of the Company's common stock then issued and outstanding or issuable upon the conversion of outstanding shares of preferred stock. The Company has the option to effect the same exchange of shares of common stock for the lease

----------
(4) Please see attached Exhibit E for a copy of the Company-Colour Agreement.

assets during the same time period, subject to Colour Holdings either having realized a threshold level of gain from holding the lease assets or being satisfied with the restructuring of certain Company indebtedness, provided that the Company issues to Colour Holdings in connection with such exchange a promissory note in an amount equal to all expenditures by Colour Holdings to or on behalf of the Company pursuant to the Company-Colour Agreement.

     Additionally, the Company agreed that, except as otherwise consented to in writing by Colour Holdings, it will issue equity securities and derivatives from and after the date of the Company-Colour Agreement only if such issuance could not result in a limitation on availability of net operating losses of the Company under the Internal Revenue Code of 1986, as amended. Subject to the foregoing, to the extent that the Company issues any equity securities or derivatives, Colour Holdings will have the right to subscribe for its pro rata share of any such issuance on the most favorable terms and conditions on which they are offered to any other party, provided that in the event equity securities or derivatives are issued as part of a unit or in exchange for non-cash consideration, Colour Holdings shall have the right to subscribe for such securities or derivatives for a cash price mutually agreed to by the Company and Colour Holdings or, if they are unable to agree, by binding arbitration before a mutually agreeable valuation agent.

     Pursuant to the Petro Source Agreement,(5) Colour Holdings acquired the Note and 863,602 shares of Foreland Common from Petro Source. The Note is secured by an 80% interest in the Company's working interest in the leases conveyed to Colour Holdings under the Company-Colour Agreement and is full recourse to Foreland.

     Except as indicated in this Schedule 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits:

EXHIBIT   A  Copy  of an  Agreement  among  Colour  Holdings,  Gray  Trust,  and
             Rothschild Trust to file this Schedule 13D on behalf of each of them.

EXHIBIT   B  List of  executive  officers and  directors of Colour  Holdings and information called for by Items 2-6 of this Statement relating to said executive officers and directors.

EXHIBIT   C  List  of  executive  officers  and  directors  of the  trustee  and administrator of Gray Trust, Rothschild Trust, and information called for by Items 2-6 of this Statement relating to said executive officers and directors.

EXHIBIT   D  List of executive  officers and directors of  Rothschild  Trust and information called for by Items 2-6 of this Statement relating to said executive officers and directors.

EXHIBIT E    Company-Colour Agreement.

EXHIBIT F    Petro Source Agreement.

----------
(5) Please see attached Exhibit F for a copy of the Petro Source Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name: Miss C.A. Wilson
                                          Title: Manager

                                          By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name: Mr. N.D. Moss
                                          Title: Director


                                          ROTHSCHILD TRUST GUERNSEY LIMITED

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name: Miss C.A. Wilson
                                          Title: Manager

                                          By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name: Mr. N.D. Moss
                                          Title: Director

                                          GRAY TRUST
                                          By: Rothschild Trust Guernsey
                                          Limited, in its capacity as trustee
                                          and administrator

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name:  Nicholas Moss
                                          Title: Director

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name:  Charlotte Wilson
                                          Title: Authorized Signatory


                                          COLOUR HOLDINGS LIMITED
                                          By:  Rothschild Trust Guernsey Limited

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Foreland Corporation and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name: Miss C.A. Wilson
                                          Title: Manager

                                          By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name: Mr. N.D. Moss
                                          Title: Director

                                          ROTHSCHILD TRUST GUERNSEY LIMITED

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name: Miss C.A. Wilson
                                          Title: Manager

                                          By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name: Mr. N.D. Moss
                                          Title: Director


                                          GRAY TRUST
                                          By: Rothschild Trust Guernsey
                                          Limited, in its capacity as trustee
                                          and administrator

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ N.D. Moss
                                             -----------------------------------
                                          Name:  Nicholas Moss
                                          Title: Director

Dated:  May 3, 2002
        Guernsey, Channel Islands         By: /s/ C.A. Wilson
                                             -----------------------------------
                                          Name:  Charlotte Wilson
                                          Title: Authorized Signatory


                                          COLOUR HOLDINGS LIMITED
                                          By: Rothschild Trust Guernsey Limited

                                    EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Colour Holdings located at St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GY1 6AX, of each executive officer and director of Colour Holdings, is as follows:

NAME                                                 PRINCIPAL OCCUPATION
                                                     OR EMPLOYMENT

Fornells Limited                                     Director, Colour Holdings
----------------

(registered address at 1 Le Marchant Street, St. Peter Port, Guernsey GY1 4HP, Channel Islands)

Lizard Limited                                       Director, Fornells Limited

Scar Limited                                         Director, Fornells Limited

Lizard Limited                                       Director, Colour Holdings
--------------

(registered address at 1 Le Marchant Street, St. Peter Port, Guernsey GY1 4HP, Channel Islands)

Fornells Limited                                     Director, Lizard Limited

Scar Limited                                         Director, Lizard Limited

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Rothschild Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

     The name and principal occupation or employment, which in each instance is with Gray Trust located at St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GY1 6AX, of each executive officer and director of Gray Trust is as follows:

NAME                                          PRINCIPAL OCCUPATION
                                              OR EMPLOYMENT

     Exhibit D is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Rothschild Trust's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

     The name and principal occupation or employment, which in each instance is with Rothschild Trust located at St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GY1 6AX, of each executive officer and director of Rothschild Trust is as follows:

NAME                                         PRINCIPAL OCCUPATION
                                             OR EMPLOYMENT

David Norman Allison                         Managing Director,
                                             Rothschild Trust

Luis Warwick Gonzalez                        Director,
                                             Rothschild Trust

Nicolas David Moss                           Director,
                                             Rothschild Trust

Christopher Paul Ward                        Director,
                                             Rothschild Trust

Bernard Ian Myers                            Non-Executive Director,
                                             Rothschild Trust

David Laurence Harris                        Non-Executive Director,
                                             Rothschild Trust

Roderick Frances Arthur Balfour              Non-Executive Director,
                                             Rothschild Trust

Peter Andrew Harwood                         Non-Executive Director,
                                             Rothschild Trust

William Lane QC                              Non-Executive Director,
                                             Rothschild Trust

     Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Rothschild Trust's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT E

                            COMPANY-COLOUR AGREEMENT

                                    AGREEMENT

     THIS AGREEMENT ("Agreement") is dated March 8, 2002 and made effective the 28th day of December, 2001, by and between FORELAND CORPORATION, a Nevada corporation ("Foreland"), and COLOUR HOLDINGS, LTD., a Guernsey corporation ("CHL"), on the following:

                                    Premises

     A. Foreland has suffered extreme shortages of working capital and cash since the voluntary surrender of its oil producing, transportation, asphalt refining, and asphalt marketing assets in 1999-2000. Despite these shortages of working capital and cash, Foreland was able to organize a drilling venture that drilled an exploratory well in Nevada in early 2001, but that well was plugged and abandoned as a dry hole. Accordingly, Foreland was not able to pay its $600,000 obligation to Petro Source Corporation Foreland has ongoing capital requirements for payments due on its Nevada leases, to satisfy its regulatory requirements to maintain its corporate status, for general and administrative costs, and related matters. Based on these circumstances, Foreland has been struggling to implement a plan that would enable it to meet its ongoing obligations and to be able to address the claims of creditors with past due amounts owing.

     B. CHL is interested in acquiring on the terms and conditions set forth herein the leases covering Foreland's current principal exploration prospects, full title to the related geological and geophysical database, and all attendant indicia of ownership, including the right to manage, at its own discretion, such leases and database.

     C. Foreland is willing to enter into this Agreement on the condition that it be granted an option to reacquire its leases and other assets in the event Foreland can complete a partial recapitalization and under certain other circumstances, as more fully set forth below.

     NOW THEREFORE, upon these premises, which are incorporated herein by reference, it is agreed as follows:

                                    Agreement

     1. Foreland Grants and Conveyances; Back-Up Security Interest. (a) In consideration of the payments and covenants by CHL set forth in this Agreement, Foreland agrees as follows:

          (i) Foreland hereby sells, transfers and conveys to CHL all of Foreland's right, title and interest in and to the oil and gas leases in Eureka, Ely and Nye Counties, Nevada, more particularly described on Exhibit A attached hereto and incorporated herein by reference. At the request of CHL, Foreland shall execute and deliver to CHL one or more assignments in form and substance suitable for recordation in the Office of the County Recorder, Bureau of Land Management, or other public official to further evidence the foregoing conveyances. Such lease rights are conveyed without warranty.

          (ii) Foreland hereby sells, transfers and conveys to CHL all of Foreland's right, title and interest in and to the geological and geophysical database developed or acquired by Foreland and relating to the leases described on Exhibit A to have and to hold the same unto CHL and its successors and assigns forever, with full right, power and authority to sue for and collect the same, in the name, place and stead of Foreland or otherwise

          (iii) Foreland grants to CHL the nonexclusive and irrevocable paid-up right of access and license to use and copy any other geological or geophysical data developed or acquired by Foreland or under its care, custody and control relating to Nevada.

(b) CHL and Foreland intend that the conveyances set forth in Section 1(a) above shall constitute a true sale with respect to the assets described in paragraphs
(i) and (ii) of said Section 1(a) (the "Conveyed Assets"). Following such conveyance, until any exercise of the options described in Sections 6 and 7 below, CHL shall have the risk of loss with respect to, and shall otherwise bear all of the burdens and enjoy all of the benefits of ownership of, the Conveyed Assets. In the event that any party shall nevertheless allege that such conveyances constitute a security arrangement for the repayment of the advances contemplated by Section 2 below or for any other obligation or liability of Foreland to CHL, then this Agreement shall constitute a security agreement meeting the requirements of Article 9 of the New York Uniform Commercial Code and Foreland shall be deemed hereby to have granted a first priority security interest in the Conveyed Assets to CHL. CHL is hereby authorized to file in any jurisdiction or jurisdictions it deems appropriate UCC financing statements covering the Conveyed Assets naming Foreland as debtor. Foreland agrees to take such actions and to execute such documents as are reasonably requested by CHL in order to implement this Section 1.

(c) CHL hereby grants to Foreland a non-exclusive license, without right to sublicense, to the geological and geophysical database developed or acquired by Foreland and relating to the leases described on Exhibit A.

     2. Payments and Obligations of CHL. For and in consideration of the conveyances, grants and rights of CHL under this Agreement, CHL agrees as follows:

          (a) CHL has paid to Foreland the amount of $55,000 by wire transfer of immediately available funds transmitted to Foreland's account. Such amount was used by Foreland to pay accounts payable, including lease payments due on or before December 31, 2001.

          (b) CHL shall timely provide funds for the payment of annual lease rentals due on each of the leases described on Exhibit A that are due on or before December 31, 2002, except (i) as CHL and Foreland may reasonably determine based on consideration of the size of the lease, its proximity to foreseeable exploration prospects, and other commercially reasonable criteria or (ii) subject to the last sentence of Section 3(a), as CHL may determine in its sole discretion. Notwithstanding the foregoing, (i) the aggregate annual amount payable by CHL under all of such leases shall not exceed $60,000 and (ii) CHL's obligations hereunder shall terminate automatically upon the exercise of either the Foreland option or the CHL option.

          (c) Until the earlier of (i) December 31, 2002, (ii) the exercise of either the Foreland option or the CHL option or (iii) the date after which Bruce Decker is no longer available personally to provide the required services outlined hereafter, CHL shall also provide funding for managing and exploring the leases and preserving and protecting the geological and geophysical data; seeking to organize a group of industry or financial participants who may be willing to undertake specific drilling, geological, geophysical or other exploration on prospects covered by the leases;
     reimbursing Foreland $7,000 as a monthly fee to Bruce Decker for his management and administrative services; paying expenditures for travel, lodging and subsistence in seeking to explore the project; paying fees of Jerry Hansen and Carl Schaftenaar for presenting geological and geophysical information with respect to exploration prospects within the leases, and similar items related to the exploration of the potential of the leases. Foreland and Bruce Decker shall use their best efforts and as much time as is necessary to work with, assist and advise CHL regarding the management and exploration of the leases and the preservation and protection of the geological and geophysical data; the organization of a group of industry or financial participants who may be willing to undertake specific drilling, geological, geophysical or other exploration on prospects covered by the leases. Notwithstanding the above, CHL shall under no circumstances be committed to spend an aggregate amount of more than $120,000 hereunder. Foreland acknowledges that CHL will rely on Foreland's and Bruce Decker's advice, assistance and cooperation in connection with the matters described above but that CHL will also have the authority to make its own determinations, and to employ additional consultants and advisors of its choosing, in connection with such matters. As CHL is the absolute owner of the leases and database assets, CHL shall have no fiduciary or other obligations to Foreland or its securityholders in connection with, and under no circumstances shall CHL be liable to Foreland or its securityholders for, any loss or mismanagement of or damage to the leases or data or any determination not to exploit those assets.

          (d) CHL shall also provide loans for Foreland to pay general and administrative expenses as well as legal, accounting and related costs of meeting regulatory requirements to maintain its corporate good standing, to complete financial statements and tax returns, and to comply with its obligations to file annual, quarterly and other current reports with the Securities and Exchange commission. Notwithstanding the above, CHL's obligation hereunder shall (i) terminate immediately after Foreland becomes aware (by notice or otherwise) of any legal, bankruptcy or other action against Foreland by any of its shareholders, creditors or any other party (and Foreland shall immediately notify CHL of such action), (ii) in any case not exceed a loan amount of $35,000 per year, and (iii) terminate automatically on the earliest of the exercise of the Foreland option or the CHL option, December 31, 2002 or the date Bruce Decker is no longer available personally to provide the required services outlined above.

     3. Methods of Disbursement; Conditions to Funding. (a) In order to coordinate the orderly disbursement of funds to be provided by CHL pursuant to paragraph 2, on or before the twentieth day of each month, Foreland shall submit to CHL a schedule setting forth the lease payments due in the succeeding 30 days as well as details of other expenditures budgeted by Foreland and to be paid by CHL under the terms of this Agreement, including reasonable documentation or support for each of the proposed expenditures. CHL shall review such schedule and shall, within five business days after receipt and mutual agreement of such schedule, (i) subject to the last sentence of this Section 3(a), transmit to Minerals Management Services at its address for receiving payments on the Nevada leases, which address Foreland shall provide to CHL, the full amount due for leases during such month and (ii) forward to Foreland the balance of the amount requested, except for specific line items to which CHL may reasonably object. In the case of any items to which CHL objects, Foreland and CHL shall cooperate and negotiate in good faith for the resolution of items about which there are disagreements. If CHL elects not to make a lease payment, Foreland may, but shall not be required to, obtain funds from other sources to make such payment, and if it does so, CHL shall reconvey such lease to Foreland without requiring additional consideration.

(b) (i) It shall be a condition to the obligation of CHL to fund any amount hereunder that (A) the Board of Directors of Foreland shall have approved an amendment to the Rights Agreement dated as of May 12, 1997 between Foreland and Atlas Stock Transfer Corporation, as rights agent (the "Rights Agreement"), (I) excepting CHL and each of its affiliates and transferees from the definition of "Acquiring Person" under the Rights Agreement with respect to any securities of Foreland issued hereunder (alone or together with any other securities of Foreland acquired by CHL or its affiliates or transferees) and providing that no "Separation Date" shall occur as a consequence of any acquisition of Foreland securities hereunder by CHL or its affiliates or transferees (alone or together with any other securities of Foreland acquired by CHL or its affiliates or transferees) and (II) providing that no transaction to which CHL or any of its affiliates or transferees are party shall constitute a "Flip-over Transaction or Event" under the Rights

Agreement and (B) CHL and its affiliates and transferees shall have been removed from the scope of all applicable anti-takeover, control share and comparable statutes. In the event that CHL nevertheless funds any amounts prior to the satisfaction of these conditions, the exercise of the Foreland option shall be conditioned upon satisfaction of these conditions.

     (ii) It shall be a further condition to the obligation of CHL to fund any amount hereunder that (A) there shall have been no proceeding instituted by or against Foreland under the United States Bankruptcy Code or any other federal or state insolvency or receivership statute and (B) there shall have been no material, adverse chance in the business, operations or prospects of Foreland, taken as a whole, since the date of this Agreement.

     (iii) It shall be a further condition to the obligation of CHL to fund any amount hereunder on or after the 90th day from the date of this Agreement that Foreland shall have (A) amended its certificate of incorporation, in accordance with applicable securities laws, to (1) prohibit any party accumulating Foreland shares in an amount which would result in a limitation on availability of net operating losses of Foreland under the Internal Revenue Code of 1986, as amended, and (2) provide that a resolution of the Board of Directors of Foreland to file for relief under the United States Bankruptcy Code or any other federal or state insolvency or receivership statute must be unanimously approved by such Board of Directors and (B) obtained stockholder approval of this Agreement and the transactions contemplated hereby, provided that the costs of seeking stockholder approval of such amendment, this Agreement and the transactions contemplated hereby (up to $50,000) are advanced by CHL as an additional loan pursuant to Section 2(d) (collectively, the "Contingent Conditions"). Without the limitation of any other remedies that are available, in the event the Contingent Conditions are not satisfied by the 90th day following the date hereof, provided CHL has met its funding obligation with respect to the seeking of such stockholder approvals, the Foreland option shall no longer be exercisable.

     (iv) It shall be a condition to the obligation of CHL to fund any amount hereunder on or after February 28, 2001 that Foreland shall have provided CHL with lien searches confirming the absence of any liens on the Conveyed Assets in favor of any person other than (i) a lien filed in favor of 2N Company LLC in the amount of approximately $50,000 and (ii) any judgment liens that may have been filed by Foreland's existing judgment creditors in an aggregate amount up to approximately $475,000, provided that any UCC filings made by CHL shall not be a violation of this condition.

     4. Outstanding Obligations Due by Foreland. Foreland has various obligations due to third parties, principally for debts incurred in connection with Foreland's exploration activities in Nevada prior to January 1, 2000, some of which have been reduced to judgments in favor of such creditors, including those summarized on Exhibit B attached hereto and incorporated herein by reference. Except as set forth on Exhibit B and as described in Foreland's Quarterly Report on Form 10-QSB for the quarterly period ending June 30, 2001 (the "10-Q"), Foreland has no indebtedness, contingent or otherwise, to any party other than (i) rental obligations under the leases included in the Conveyed Assets and (ii) accounts payable incurred in the ordinary course of business in an aggregate amount not exceeding $50,000. CHL has acquired the Foreland secured promissory note previously held by Petro Source (the "Petro Source Note") and CHL shall have the right, but not the obligation, to contact all or any of the remaining creditors identified on Exhibit B to attempt to purchase such creditor's claim or rights for such consideration as may be acceptable to CHL and the creditor. At CHL's request, Foreland shall cooperate and assist in such endeavor. or (iii) to protect its position vis-a-vis other creditors who are endeavoring to collect payment. In any case, Foreland commits not to pay any dividends on, redeem or make other payments or distributions of any kind with respect to its equity securities or derivatives or prepay any indebtedness held by third parties until all amounts due to CHL (as a result of CHL's purchase of creditor's rights and claims, including the Petro Source Note, or otherwise) and all interest accrued thereon shall be fully paid.

     5. Right of First Refusal. In the event that CHL proposes, at any time until midnight December 31, 2002, to enter into any agreement for the sale, lease, or other conveyance of any interest in the assets and rights conveyed and granted pursuant to paragraph 1, it shall notify Foreland in writing of the terms of such proposed transaction and the identity of the proposed transferee, and Foreland shall have the right to acquire such interest on the same terms as set forth in such notice at any within 30 days after receipt of such notice from CHL. If CHL does not complete the transaction with such third party on terms no less favorable to CHL than set forth in the notice within 60 days after such notice to Foreland, CHL shall again be required to comply with the provisions of this paragraph prior to any subsequent agreement for conveyance of any interest in such assets.

     6. Foreland Option. CHL hereby grants to Foreland the option, exercisable by written notice to CHL at any time on or before midnight, December 31, 2002, to reacquire all of the assets granted and conveyed pursuant to paragraph 1 in consideration of the issuance by Foreland to CHL of that number of shares of common stock such that CHL shall, following such issuance, hold a number of shares that equal 34.2% of the shares of common stock then issued and outstanding determined on an as converted basis of Foreland then issued and outstanding and issuable on the conversion of outstanding shares of preferred stock, plus a promissory note in an amount equal to all expenditures by CHL to or on behalf of Foreland pursuant to paragraph 2 of this Agreement, provided, however, that:

Either one of the two following events shall have occurred:

          (i) The Petro Source Note and the promissory note to Grant Geophysical (and any other long-term indebtedness specified by CHL) are repaid, restructured in form acceptable to CHL, or purchased by CHL; or

          (ii) CHL shall have realized a gain of over $1,000,000 from the exploitation of CHL's right, title or interest to the assets granted or conveyed pursuant to paragraph 1 or from net revenue from such assets. For purposes of this clause (ii), gain shall be the amount by which the cash or fair market value of other consideration received exceeds the aggregate amount paid by CHL to or for the benefit of Foreland pursuant to paragraph 2.

The promissory note for reimbursement of the expenditures under this Agreement by CHL shall bear interest at the prime rate, as adjusted from time to time and compounding annually until the note is paid, and shall be repayable in consecutive equal annual installments of principal and interest over a period of years to be determined by Foreland at the time of exercise of its option, subject to the requirement that Foreland shall make no dividends or other payments or distributions of any kind on or redeem its equity securities or derivatives or prepay any indebtedness held by a third party before the note is fully paid.

     7. CHL Option. Foreland hereby grants to CHL the option, exercisable by written notice to Foreland at any time on or before midnight, December 31, 2002, to reconvey to Foreland the assets conveyed and granted pursuant to paragraph 1 above in consideration of the issuance by Foreland to CHL of that number of shares of Foreland common stock such that CHL shall, following such issuance, hold a number of shares that shall equal 34.2 % of the number of shares of common stock determined on an as converted basis of Foreland then issued and outstanding and issuable on the conversion of outstanding shares of preferred stock, plus a promissory note in an amount equal to all expenditures by CHL to or on behalf of Foreland pursuant to paragraph 2 of this Agreement.

     8. Antidilution. Foreland irrevocably and unconditionally agrees that, except as otherwise consented to in writing by CHL, it will issue equity securities and derivatives from and after the date hereof only if such issuance could not result in a limitation on availability of net operating losses of Foreland under the Internal Revenue Code of 1986, as amended. Foreland represents that, except as described in the 10-Q, it has no equity derivatives outstanding. Subject to the foregoing, to the extent that Foreland issues any equity securities or equity derivatives, CHL will have the right to subscribe for its pro rata share of any such issuance on the most favorable terms and conditions on which they are offered to any other party, provided that in the event equity securities or derivatives are issued as part of a unit or in exchange for non-cash consideration, CHL shall have the right to subscribe for such securities or derivatives for a cash price mutually agreed to by Foreland and CHL or, if they are unable to agree, by binding arbitration before a mutually agreeable valuation agent.

     9. Authorization.

Each of Foreland and CHL (each a "Party" and collectively the "Parties") represents as to itself that

     (a) The execution and delivery of this agreement and the performance by the Parties of their obligations thereunder have been duly authorized by all requisite corporate action and will not, to the best of their knowledge, (i) violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation of the Parties, as in effect on the date hereof and at Closing, or the By-laws of the Parties, as in effect on the date hereof, (ii) violate any provision of any indenture, agreement or other instrument to which the Parties, any of their respective properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, other than any such violation, conflict or default that would not reasonably be expected to cause a material adverse effect on the business, financial condition, results of operations or prospects of the Parties.

     (b) This Agreement has been duly authorized, executed and delivered by the Parties and constitute the valid and binding obligations of the Parties, enforceable in accordance with its terms.

     Foreland represents and warrants that the shares of common stock (the "Shares") issuable upon exercise of the Foreland option and CHL option have been duly authorized and, when issued will be validly issued, fully paid and nonassessable shares of common stock. The issuance and delivery of the Shares is not subject to any preemptive right of shareholders of Foreland that has not been waived or to any right of first refusal or other right in favor of any person that has not been waived.

     9. Condition of Assets. Foreland and CHL will cooperate and communicate openly and candidly respecting the status and condition of the assets conveyed to CHL, the efforts to exploit those assets, the status of negotiations with creditors of Foreland, the business and financial condition of Foreland, and related matters. The parties acknowledge that while the assets are owned by CHL, but subject to the options of both Foreland and CHL, CHL may enter, at its sole discretion, into one or more agreements relating to such assets or by which they may be bound. In the event Foreland's option or CHL's option is exercised, the assets shall be reconveyed subject to any third-party agreements by which they are then bound.

     10. Petro Source Note. Foreland consents to the transfer of the Petro Source Note and the security therefore to CHL. Accordingly, the assignment of production proceeds (the "Proceeds Assignment") previously tendered to Petro Source in partial satisfaction of the Petro Source Note shall be deemed to have been assigned to CHL effective upon such transfer. Foreland represents to CHL that Foreland has not granted any security interest in any of the collateral described in the Proceeds Assignment to any party other than Petro Source. Foreland agrees to take such further actions and execute such further documents as may reasonably be required by CHL to assure that CHL obtains and maintains a perfected, first priority security interest in such collateral. Foreland agrees that the Petro Source Note shall, from and after the date of its acquisition by CHL, (i) be secured solely by an interest in 80% of Foreland's retained revenues from oil production in Nevada, as reflected in the Proceeds Assignment, and not by any shares of the capital stock of Foreland and (ii) be a full recourse promissory note, notwithstanding any to the contrary contained in the Petro Source Note. Upon CHL's request, Foreland shall reissue the Petro Source Note and the Proceeds Assignment in the name of CHL. The Stock Pledge Agreement dated as of February 15, 2001, between Foreland and Petro Source shall cease to be operative as of such date of acquisition.

     11. Options Not Exercised. Each of Foreland and CHL may exercise its option hereunder by written notice to the other at or before 12:00 midnight, December 31, 2002. In the event that neither Foreland's option nor CHL's option is exercised at or before 12:00 midnight, December 31, 2002, such options shall automatically expire; CHL shall be entitled to retain the assets conveyed, free of any right, claim or interest by Foreland; and Foreland shall be free to exploit its retained assets and to engage in such other business or activities as it shall deem appropriate.

     12. Governing Law. This Agreement shall be governed by and construed under and in accordance with the laws of the state of New York, without regard to its governing principles and conflicts of the law.

     13. Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof, and no other course of dealing, understanding, employment or other agreement, covenant, representation, or warranty, written or oral, except as set forth herein or in the documents to be delivered in connection with the transactions contemplated hereby, shall be of any force or effect. No amendment or modification hereof shall be effective until and unless the same shall have been set forth in writing and signed by the parties hereto.

     14. Notices. Any notice, demand, request or other communication permitted or required under this Agreement shall be in writing and shall be deemed to have been given if personally served; if transmitted by facsimile if receipt is confirmed by the facsimile operator of the recipient; if sent by electronic mail if receipt is acknowledged by the recipient; if delivered by overnight courier service; or if mailed by certified mail, return receipt requested, addressed as follows:

     If to Foreland:     Foreland Corporation
                         2561 South 1560 West
                         Woods Cross  UT  84087
                         Facsimile: (801) 298-9889
                         E-mail: oilguy007@aol.com
     With a copy to:

     If to CHL, to:      Colour Holdings, Ltd.
                         C/o Mrs. Charlotte Wilson
                         Rothschild Trust Guernsey Limited
                         St. Peter's House
                         Le Bordage
                         St. Peter Port
                         Guernsey
                         Channel Islands GYI 6AX
                         Facsimile: 44-1481-712 686
                         E-mail: Charlotte.Wilson@rothschild.co.uk

     With a copy to:     Kenneth G. Alberstadt
                         Wollmuth Maher & Deutsch LLP
                         500 Fifth Avenue
                         New York, NY 10110
                         Facsimile: 1-212-382 0050

or such other addresses, facsimile numbers, or electronic mail address as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice, demand, request, or other communication shall be deemed to have been given as of the date so delivered or sent by facsimile transmission or electronic mail, one day after the date so sent by overnight delivery, or three days after the date so mailed.

     15. Additional Documents. Each of the parties shall cooperate in good faith and with diligence and dispatch in preparing any additional or confirmatory documents requested by the other in order to effectuate the terms and conditions of this Agreement.

     16. Successors and Assigns. Foreland shall not assign its rights or delegate its responsibilities under this Agreement without the prior written consent of CHL, and CHL shall not delegate its funding obligations without the prior written consent of Foreland, provided that no such consent shall be required for the delegation of such funding obligations to an affiliate of CHL. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Upon any permitted assignment of this Agreement by CHL, CHL shall be released from its obligations hereunder.

     17. Counterpart Signatures. This Agreement may be executed in multiple counterparts of like tenor, and all copies taken together shall be construed as a single instrument.

     IN WITNESS WHEREOF, this Agreement has been executed the day and year first written above.

                                          FORELAND CORPORATION

                                          By /s/ Bruce C. Decker
                                             ----------------------------------
                                             Bruce C. Decker, President


                                          COLOUR HOLDINGS, LTD.

                                          By /s/ N.D. Moss 13/5/02
                                             ----------------------------------
                                             Nicholas Moss
                                             ----------------------------------,
                                             Authorized Signatory of Fornells
                                             Limited, Corporate Director of
                                             Colour Holdings Limited


                                          By /s/ C.A. Wilson 13/5/02
                                             ----------------------------------
                                             Charlotte Wilson
                                             ----------------------------------,
                                             Authorized Signatory of Fornells
                                             Limited, Corporate Director of
                                             Colour Holdings Limited

                                    EXHIBIT F

                             PETRO SOURCE AGREEMENT

                           PURCHASE AND SALE AGREEMENT
                           ---------------------------

     THIS AGREEMENT is made as of this 14th day of January, 2002, but effective as of December 29, 2001, by and between PETRO SOURCE INVESTMENTS, INC., a
Delaware corporation and successor by merger of Petro Source Corporation ("Seller") and Colour Holding Limited, a Guernsey company ("Buyer").

                                 R E C I T A L S
                                 ---------------

     A. Seller owns and holds (1) a Promissory Note (Limited Recourse) from Foreland Corporation ("Foreland"), Maker, dated February 15, 2001 in the original principal amount of $600,000 (the "Note"), and (2) the security agreements relating the Note, which include a Security Agreement and Assignment of Production and Proceeds (the "Security Agreement"), an Assignment dated February 15, 2001 (the "Assignment") and a Stock Pledge Agreement (the "Stock Pledge Agreement"), each dated as of February 15, 2001 between Foreland and Seller (the "Security"). Collectively the Note and the Security are referred to herein as the "Foreland Interests." Additionally, Seller holds 863,602 shares of Foreland common stock (the "Issued Shares") issued in the name of Petro Source Refining Corporation, a company that was merged into Petro Source Asphalt
Company, a subsidiary of Seller, and may have rights to have additional common stock issued to Seller or its subsidiary (the "Stock"). The Issued Shares have been transferred to Seller from its subsidiary by appropriate endorsement or by due execution of a stock power in favor of Seller.

     B. Buyer desires to acquire all of Seller's right, title and interest in the Foreland Interests and the Stock upon the terms set forth in this Agreement.

                                A G R E E M E N T
                                -----------------

     In consideration of the mutual promises contained in this Agreement, the benefits to be derived by each party, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                    ARTICLE I
                                PURCHASE AND SALE

     1.01 Agreement to Sell and Purchase; and Purchase Price. Subject to the terms and conditions of this Agreement, Seller hereby sells and conveys and Buyer purchases and accepts the Foreland Interests, together with accrued but unpaid interest on the Note and all other rights to payment under the Foreland Interests, the Stock and any and all claims that Seller or any of its affiliates has against Foreland (the "Claims"), all of which shall have been assigned to and be owned solely by Seller as of the date of the closing of the transactions contemplated hereby (the "Closing

Date") for the purchase price of $40,000 U.S., payable in immediately available funds on the date hereof.

     1.02 Assignment of Foreland Interests, the Stock and the Claims. The purchase and sale contemplated hereby shall be effected by (1) the execution by both parties hereto of the Conveyance, Assignment and Bill of Sale attached hereto as Exhibit A simultaneous with the execution of this Agreement (the "Assignment") and the delivery to Buyer of the original Note, (2) delivering to Buyer Foreland stock certificate number 15174, representing the collateral subject to the Stock Pledge Agreement, together with the stock power held by Seller pursuant thereto, and (3) endorsing over and delivering to Buyer the Foreland restricted stock certificates numbered SL 014828 through SL 014836. The closing will take place at the office of Buyer's counsel in New York, New York. Buyer's counsel will hold Seller's closing documents in escrow pending the closing.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

     2.01 Seller's Representations and Warranties. Seller hereby represents and warrants to Buyer, which representations and warranties shall be true and correct as of the Closing Date as if expressly restated on the Closing Date, that:

          (a) Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own and operate its properties and to carry on its business as now and where being conducted, and to sell the Foreland Interests and the Stock.

          (b) Authority. All necessary consents and approvals have been obtained by Seller for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement, and all documents to be executed and delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by all necessary action of Seller and do not conflict with Seller's organizational documents or any agreement, instrument, judgment or decree to which Seller is a party or by which Seller is bound. This Agreement is, and such other documents when executed and delivered by Seller will be, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller is executing this Agreement, and will execute the Conveyance, on its own behalf and as a duly constituted agent for its subsidiaries and affiliates.

          (c) Representations with Respect to the Foreland Interests and the Claims. On the Closing Date, Seller shall have full legal power, right and authority to sell and convey to Buyer legal and beneficial title to the Foreland Interests and the Claims, and the execution of the Assignment in favor of Buyer shall transfer good and marketable and indefeasible title thereto, free and clear of all security interests, liens, pledges, charges and encumbrances of every kind originating by, through or under Seller or, to Seller's knowledge, any other party. The principal amount of the Note has not been reduced pursuant to Section 1(b) of the Release and Settlement Agreement dated February 15, 2001 between Seller and Foreland.

          (d) Representations with Respect to the Stock. Seller makes no representations with respect to the Stock except that on the Closing Date, Seller shall have full legal power, right and authority to sell and convey to Buyer any legal and beneficial title, if any, to the Stock that is held by Seller or its subsidiaries and that neither Seller nor its subsidiaries have conveyed to a third party any of their rights with respect to such Stock. Without limiting the foregoing, Seller specifically makes no representation with respect to either the value of the Stock, or Seller's right to obtain additional shares of stock. As such, Seller will quit claim to Buyer any rights Seller or its subsidiaries have.

          (e) Conveyance of Entire Interest. The Foreland Interests and the Stock represent all legal and equitable interests of Seller or any of its affiliates in Foreland other than the Claims, if any.

          (f) No Claims Asserted. As of the date hereof, no claims are pending or, to Seller's knowledge, threatened against Seller or any of its affiliates by any party with respect to the Foreland Interests or the Stock.

     2.02 Buyer's Representations and Warranties. Buyer hereby represents and warrants to Seller, which representations and warranties shall be true and correct as of the Closing Date as if expressly restated on the Closing Date, that:

          A. Organization and Good Standing. Buyer is a company duly organized, validly existing and in good standing under the laws of Guernsey and has all requisite power and authority to own and operate its properties and to carry on its business as now being conducted.

          B. Authority. The execution and delivery of this Agreement by Buyer has been duly and validly authorized and approved by all necessary action of Buyer. Buyer has full power and authority and the legal right to enter into this Agreement and to consummate the transactions contemplated herein. This Agreement is a valid and binding obligation of Buyer, enforceable against it in accordance with its terms.

          C. No Financing Contingency. There are no material impediments to Buyer financing this transaction.

                                   ARTICLE III
                            OBLIGATIONS AFTER CLOSING

     3.01 Buyer's Review of the Foreland Interests.

          (a) Access to Records. Seller shall deliver to Buyer in care of Lorenz Fischer-Zernin, 17 Boxwood Lane, Rye, New York on the Closing Date all records in the possession or control of Seller pertaining to the Foreland Interests and/or the Stock, consisting of the original signed copies of any instruments of conveyance or Security documents in favor of Seller or any of its affiliates. Seller shall be entitled to retain copies of the same. Seller shall not be required to deliver at the closing, but shall furnish copies to Buyer upon request of, any other records relating to the Foreland Interests and/or Stock.

                                  ARTICLE VIII
                                  MISCELLANEOUS

     4.01 Governing Law. The law of the State of New York, exclusive of conflicts of law rules, shall govern this Agreement and all transactions contemplated by this Agreement.

     9.02 Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any document delivered pursuant hereto shall survive Closing.

     4.03 Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery under this Agreement shall be deemed to have been fully made when received if actually delivered, transmitted by facsimile, or if mailed by registered or certified mail, postage prepaid, or if sent by reliable courier service, to the address for such party set forth below. Either party may change its address for purposes of this Section by giving notice of such change as provided by this Section.

     To Seller:     Petro Source Investments, Inc.
                    10375 Richmond Avenue, Suite 400
                    Houston, Texas  77042
                    Attention: Harvey H. Cody III
                    Facsimile:713-972-2035

     To Buyer:      Colour Holdings Limited
                    c/o Mrs. Polly Mitchell
                    Rothschild Trust Guernsey Limited
                    St. Peter's House
                    Le Bordage
                    St. Peter Port
                    Guernsey
                    Channel Islands GYI 6AX
                    Facsimile: 44-1481-712 686

     With copy to:  Kenneth Alberstadt
                    Wollmuth Maher & Deutsch
                    500 Fifth Avenue
                    New York, New York 10110
                    Facsimile: 212-382-0050

     4.04 Further Assurance. After Closing each of the parties shall execute, acknowledge and deliver to the other such further instruments and shall take such other actions as may be reasonably necessary to carry out the provisions of this Agreement, including the assignment of the Security to Buyer and Buyer's perfection of the same.

     4.05 Disclaimer of Warranties. EXCEPT AS EXPRESSLY STATED HEREIN, THE ASSIGNMENT, BILL OF SALE AND CONVEYANCE TO BE EXECUTED AND DELIVERED BY SELLER TO BUYER AT THE CLOSING SHALL BE EXECUTED WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO MERCHANTABILITY OR FITNESS FOR ANY PURPOSE, AND WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER.

     4.06 Entire Agreement. This instrument states the entire agreement between the parties and may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties.

     4.07 Headings. The headings are for guidance only and shall have no significance in the interpretation of this Agreement.

     4.08 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or delegable by Buyer or Seller without the prior written consent of the other party, which consent shall not be unreasonably withheld.

     4.09 No Third-Party Beneficiaries. Nothing in this Agreement or in any of its Exhibits or attachments, shall entitle any person or party other than Seller and Buyer to any claim, cause of action, remedy or right of any kind.

     4.10 Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association using one arbitrator. The place of arbitration shall be New York, New York, U.S.A. The English language shall be used throughout the proceeding and all documents, evidence or other written material submitted to or prepared for use in connection with the proceeding shall be in the English language or accompanied by an English language translation. The order of the arbitrator shall be final and binding on the parties from which no appeal may be taken, and an order confirming the award or judgment upon the award may be enforced in any court having jurisdiction. Notwithstanding the foregoing, either party to this Agreement shall have the right to seek the equitable remedies provided for herein in any court having jurisdiction.

     EXECUTED on the date first above written.

SELLER:                                    BUYER:

PETRO SOURCE INVESTMENTS, INC.,            COLOUR HOLDINGS LIMITED
on its own behalf and as agent for its
subsidiaries and affiliates


By:    /s/ Harvey H. Cody III              By:    /s/ C.A. Wilson
       --------------------------------          ------------------------------

Name:  Harvey H. Cody III                  Name:  Ms. C.A. Wilson
       --------------------------------          ------------------------------

Title: Vice President                      Title: Authorized Signatory of
       --------------------------------           ------------------------------
                                                  Fornells Limited, Director of
                                                  ------------------------------
                                                  Colour Holdings Limited
                                                  ------------------------------
                                                  24/1/02
                                                  ------------------------------

                                           By:    /s/ N.D. Moss
                                                  ------------------------------
                                                  Nicholas Moss
                                                  ------------------------------
                                                  Authorized Signatory of
                                                  ------------------------------
                                                  Fornells Limited, Director of
                                                  ------------------------------
                                                  Colour Holdings Limited
                                                  ------------------------------
                                                  24/1/02
                                                  ------------------------------

                                    EXHIBIT A

           (Attached to and made a part of Purchase and Sale Agreement between Petro Source Investments, Inc. and
                 Colour Holdings Limited dated January 14, 2002)

                                   Assignment
                                   ----------

                    CONVEYANCE, ASSIGNMENT, AND BILL OF SALE

     THIS CONVEYANCE, ASSIGNMENT, AND BILL OF SALE (this "Conveyance"), dated as of January 14, 2002, to be effective as of December 29, 2001 at 12:00 a.m. Central Time (the "Effective Date"), is from Petro Source Investments, Inc, a Delaware corporation ("Grantor"), 10375 Richmond Avenue, Suite 400, Houston, Texas 77042 to Colour Holding Limited, a Guernsey company ("Grantee") c/o Mrs. Polly Mitchell, Rothschild Trust Guernsey Limited, St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands GYI 6AX.

     FOR AND IN CONSIDERATION of the covenants and agreements set forth in the Purchase and Sale Agreement, dated January 14, 2002 between Grantor and Grantee (the "Agreement"), and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor hereby grants, sells, transfers, assigns and conveys to Grantee the following (all of which are herein called the "Assets"):

     1 All of Grantor's right, title and interest in and to the Promissory Note dated February 15, 2001 of Foreland Corporation ("Foreland") in the original principal amount of $600,000, together with all accrued, but unpaid, interest thereon; and

     2. All of Grantor's right, title and interest in the security interests granted to Grantor in connection with the above described Promissory Note, including without limitation all of Grantor's rights under the Security Agreement, the Assignment and the Stock Pledge Agreement (in each case as defined in the Agreement); and

     3. All of Grantor's right, title and interest in those certain Foreland Corporation restricted stock certificates numbered SL 014828 through SL 014836, and any other rights to additional stock Grantor may own; and

     4. Any and all claims of Grantor or any of its affiliates against Foreland.

     TO HAVE AND TO HOLD the Assets unto Grantee and its successors and assigns forever.

     Grantor, for itself and its successors and assigns, represents, warrants and agrees to and with Grantee, its successors and assigns that Grantor has good and marketable title to the Assets free and clear of all liens, encumbrances and defects of title and Grantor shall warrant and defend the title of Grantee, its successors and assigns against all persons claiming or attempting to claim any Asset, any part thereof or any interest therein.

     Grantor also hereby grants and transfers to Grantee its successors and assigns, to the extent so transferable, the benefit of and the right to enforce the covenants and warranties, if any, which Grantor is entitled to enforce with respect to the Assets against Foreland or any other party.

     Grantor  agrees  to  execute  such  further   acknowledgments,   corrective
assignments, affidavits or other instruments as may be necessary or advisable to validly convey and assign the Assets to Grantee.

     The references herein to liens, encumbrances, burdens, defects and other matters are for the purpose of defining the nature and extent of Grantor's warranty and shall not be deemed to ratify or create any rights in third parties.

     This Conveyance may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one conveyance.

     This Conveyance shall be construed under and governed by the laws of the State of New York without regard to conflicts of law rules.

     If any provision of this Conveyance or the application hereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, neither the remainder of this Conveyance nor the application of such provision to any other person or circumstances shall be affected thereby, but rather the same shall be enforced to the greatest extent permitted by applicable law.

     This Conveyance and all of the terms hereof shall bind and inure to the benefit of Grantor and Grantee and their respective successors and assigns.

     Executed as of the date first above mentioned, to be effective for all purposes as of the Effective Time.

Grantor                                        Grantee

PETRO SOURCE INVESTMENTS, INC.                 COLOUR HOLDINGS LIMITED
for itself and as agent for its subsidiaries and affiliates


By     /s/ Harvey H. Cody III               By    /s/ C.A. Wilson
      --------------------------------            ------------------------------

Name       Harvey H. Cody III               Name      Ms. C.A. Wilson
      --------------------------------            ------------------------------

Title      Vice President                   Title     Authorized Signatory of
      --------------------------------            ------------------------------
                                                      Fornells Limited, Director
                                                      of Colour Holdings Limited
                                                      24/1/02



                                            By    /s/ N.D. Moss
                                                  ------------------------------
                                                      Nicholas Moss
                                                  ------------------------------
                                                      Authorized Signatory of
                                                      Fornells Limited, Director
                                                      of Colour Holdings Limited
                                                      24/1/02